Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

Blockbuster Inc. (“Blockbuster”) issued the following Q&A to its employees on August 20, 2004.

BLOCKBUSTER DIVESTITURE EMPLOYEE Q&A

What is a dividend?

A payment, usually in cash, authorized by the company’s board of directors to those who were shareholders on a certain record date.

Why is it called a “special” dividend? What makes it different from a regular dividend?

A regular dividend is typically paid on a quarterly or annual basis. A special dividend is a one-time payout that is exceptional in terms of either size or date issued.

Why is Blockbuster paying this special dividend? Why now?

The special dividend is being paid in anticipation of the proposed split-off from Viacom.

How much is the special dividend?

Blockbuster will pay a special dividend of $5.00 per share to shareholders of record at the close of business on Aug. 27, 2004.

When is the special dividend payable date?

The special dividend payable date is Sept. 3, 2004.

Does the special dividend apply to any Viacom shares I might own?

No. The special dividend is only payable on shares of Blockbuster stock outstanding at the close of business on Aug. 27, 2004.

Will this special dividend have any impact on the price of the stock?

The special dividend is expected to cause a downward market adjustment to the trading value of Blockbuster stock.

If I’m getting a dividend because of the stock I own through the Blockbuster 401(k) plan, how will I receive the money?

Because of the size of the special dividend, the Investment Committee of the 401(k) plan directed the dividend be paid into the Putnam Stable Value Fund. You then have the opportunity to reallocate the funds to fit your personal investment strategy.

How soon can I move the dividend into other 401(k) investment funds?

You are free to reallocate your 401(k) funds as you like according to your personal investment strategy. To make allocation changes, please contact Putnam Investments at 800-216-4717 or visit ibenefitcenter.com.

Why can’t Blockbuster just pay me the dividend in cash?

Since the special dividend is being paid on stock held within your 401(k) plan as of the close of business on Aug. 27, 2004, the terms of the 401(k) plan require that the special dividend be paid directly into your account.

Can I withdraw the dividend from my 401(k) account?

Once the dividend has been paid into your account, it is subject to the same withdrawal requirements as your other 401(k) funds.

Can I take a loan against the special dividend once it is in my 401(k) account?

Subject to the terms of the 401(k) plan, you may borrow money based on your account balance for any reason.

Are there any tax consequences to me because of this special dividend?

Please consult your tax advisor, or contact Putnam Investments at 800-216-4717.

Will a Form 1099 for the dividend be mailed out?

A 1099 form is not required for dividend payments made directly to an employee’s 401(k) account.

Will this dividend be paid on Blockbuster stock options?

No. Dividends are not paid on stock options – only on actual shares of stock. Stock options provide you the opportunity to purchase shares of Blockbuster stock at some point in the future; you do not own those shares until you exercise your stock options.

Will I lose my existing Blockbuster stock options as a result of the dividend?

No. However, existing stock options will be adjusted by a formula to reflect the special dividend.

Why is Blockbuster adjusting my stock options?

Because the special dividend is expected to cause a downward market adjustment to the trading value of Blockbuster stock, the goal of the stock options adjustment is to recognize this and support the value of your stock options. Although no one can predict what the stock market will do in the future, the net result to you is more stock options at a lower exercise price. This adjustment will not affect the vesting schedule of your stock options.

How will the stock options be adjusted?

The adjustment is completed in three steps. First, an adjustment factor is calculated by dividing the closing stock price per share on the business day before the ex-dividend date by the opening stock price per share on the ex-dividend date. The expected ex-dividend date is Aug. 25, 2004, two days prior to the dividend record date, Aug, 27, 2004. Then, the stock option exercise price is decreased by dividing the original exercise price by the adjustment factor to determine the new exercise price. Finally, the number of original stock options outstanding is multiplied by the adjustment factor to determine the new number of stock options outstanding.

Can I exercise my Blockbuster stock options prior to the dividend so that I can receive the special dividend?

Yes. You may exercise your vested stock options at any time unless you have received prior notification that based on your position with the Company, you must pre-clear all transactions in Blockbuster securities.

Why hasn’t there been an annual grant of stock options to employees this year?

Blockbuster is reevaluating its stock option program. More information will be shared in the coming months.